Exhibit 99.8

NEWS RELEASE

POLY-PACIFIC INTERNATIONAL INC.

SIGNS NYLON RECLAMATION CONTRACT

February 7, 2007 - Poly-Pacific International Inc. (“Poly-Pacific” or the “Company”)) (TSX-V: “PMB”; OTCBB: “PLYPF”; Berlin: "A0LGDN"; Frankfurt: "POZ") is pleased to announce the signing of a conditional agreement with the owners of a ten acre landfill site containing waste nylon in Ontario, Canada. The agreement allows Poly-Pacific to conduct its due diligence to encompass an assessment of the quantity and quality of the nylon material situated in the site. Poly-Pacific has retained the engineering firm of Kleinfeldt Consultants of Toronto, Ontario to assist with the technical aspects of this process. In their preliminary report, Kleinfeldt confirms that the quantity of reclaimable nylon on the site is a minimum of 15 million pounds. Poly-Pacific's intention is to clean and pelletize this material. Current market value of clean, pelletized nylon is $1.20 USD per pound.

Poly-Pacific also announces that it has retained Mr. Grant Bennett of Vancouver, British Columbia, as a consultant to the Company. Mr. Bennett has a 35 year history in plastic manufacturing, encompassing all aspects of the re-cycling of raw polymer material, plastic conversion methods and corporate development. Mr. Bennett was the founder of Gran Pac Plastics, an Alberta company that was the first multi-cavity plastic injection molding container facility in Western Canada. Over the past 28 years he has been instrumental in the successful launch of seven plastic manufacturing companies in the UK, USA and Canada.

Randy Hayward, President states; "The nylon reclamation project provides Poly-Pacific with the unique opportunity to assist in cleaning up our environment, while earning revenue for the company. In addition, having an individual with the credentials of Mr. Grant Bennett to assist us in the nylon reclamation project and other initiatives is a great benefit to our company".

Poly-Pacific is a recycling company that manufactures and distributes MultiCut™, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates. It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings.

For more information contact:

Mr. Randy Hayward

Telephone: (604) 293-8885

Facsimile: (604) 293-8234

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.